Exhibit 99.1

1 4Q22 & 2022 Financial Results May 15, 2023 NASDAQ: PROC

2 DISCLAIMER Forward - Looking Statements This presentation includes "forward - looking statements . " Forward - looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . Such forward - looking statements include projected financial information . Such forward - looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties . A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward - looking statements . These factors include, but are not limited to : (1) whether the Company enters into a new definitive agreement with respect to an acquisition of, and if so, the inability to recognize the anticipated benefits of any such potential acquisition of Al Soar (Netherlands) BV (" Somar Holding"), Química y Farmacia S . A . de C . V . (" Quífa "), PDM Acondifarma S . A . de C . V . (" PDM "), Gelcaps Exportadora de Mexico S . A . de C . V . (" Gelcaps "), and Grupo Farmacéutico Somar S . A . P . I . de C . V . (" Somar '', and together with Somar Holding, Quífa , PDM and Gelcaps , collectively, "Grupo Somar '') which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably, or of any merger or acquisition contemplated by the Company ; (2) the inability to successfully retain or recruits officers, key employees, or directors ; (3) effects on Procaps ' public securities' liquidity and trading ; (4) the lack of a market for Procaps ' securities ; (5) changes in applicable laws or regulations ; (6) the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors ; (7) the Company’s inability to achieve its cost saving goals and value creating initiatives, (8) our ability to remediate our disclosed material weaknesses within certain time frames, if at all and (9) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission ("SEC") by Procaps . Accordingly, forward - looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results . The forward - looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps . These forward - looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements . These risks and uncertainties include, but are not limited to, the ability to recognize the anticipated benefits of any acquisitions contemplated or pursued by the Company, the impact of COVID - 19 on Procaps ' business, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header "Risk Factors" in Procaps ' annual report on Form 20 - F filed with the SEC, as well as Procaps ' other filings with the SEC . Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements . We undertake no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws . Accordingly, you should not put undue reliance on these statements . IFRS Financial Information The financial information and data for Procaps contained in this presentation have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board . Use of Non IFRS Financial Measures This presentation includes non - IFRS financial measures, including EBITDA, Adjusted EBITDA, Contribution Margin and revenue on a constant currency basis . Management believes that these non - IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Procaps’ financial condition and results of operations . Procaps believes that the use of these non - IFRS financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends . Management does not consider these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS . Other companies may calculate non - IFRS measures differently, and therefore the non - IFRS measures of Procaps included in this presentation may not be directly comparable to similarly titled measures of other companies . Trademarks and Trade Names Procaps owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of its businesses . This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply a relationship with Procaps, or an endorsement or sponsorship by or of Procaps . All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and Procaps’ use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property . Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Procaps will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks and trade names . No Offer or Solicitation This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable regulations in Luxembourg . No Investment or Legal Advice This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute and should not be construed as investment advice and does not constitute investment, tax, or legal advice .

3 Clinical Specialties 58% FX 18% Diabetrics 10% CDMO products 8% Others 6% 4Q22 & 2022 Highlights US$ million Net Revenues US$ million Adjusted EBITDA * On a constant currency basis 4Q22 & 2022 Headwinds 2022 Adj. EBITDA Impacts 77 176 283 410 86 198 308 410 89 205 325 438 - 50 100 150 200 250 300 350 400 450 500 1Q 6M 9M FY 2021 2022 2022 @CC +11% +15% +12% +16% +9% +15% 0% +7% 8 33 58 100 9 37 60 70 10 38 64 75 - 20 40 60 80 100 120 1Q 6M 9M FY 2021 2022 2022 @CC +15% +22% +13% +17% +3% +11% - 30% - 24% $ 3,200 $ 3,400 $ 3,600 $ 3,800 $ 4,000 $ 4,200 $ 4,400 $ 4,600 $ 4,800 $ 5,000 $ 5,200 Jan-20 Mar-20 May-20 Jul-20 Sep-20 Nov-20 Jan-21 Mar-21 May-21 Jul-21 Sep-21 Nov-21 Jan-22 Mar-22 May-22 Jul-22 Sep-22 Nov-22 COP/USD

4 $111M in net revenues from new products 27% R enewal rate 170+ products in registration phase Multiple Value - Creation initiatives implemented and on track to achieve up to $15 million of targeted recurring savings Announcement of acquisition of Grupo Somar and entrance in Mexico Commencing of operations in West Palm Beach Growing pipeline of RX product development Full gummies production in 2H23 4Q22 & 2022 Highlights New Products Announcement of acquisition of Grupo Somar and entrance in Mexico Value Creation Initiatives US Expansion

5 Value Creation Initiatives on Track SG&A Efficiencies Corporate Expenses Process Streamline R&D Optimization • Promotion and salesforce expenses reduction • Efficiencies capture in indirect expenses • IT services optimization • T&E and infrastructure maintenance expenses reduction • Executed streamline of processes and teams • Operations efficiencies: purchasing, production planning, best practices, efficiency gains • Supplies and other materials not impacting projects development and launches schedule

6 Relevant R&D Expenditure R&D Expenses (%of Net Revenues) ~4 - 5% of Net Revenues invested annually in R&D In - House R&D Capabilities Driving Attractive Growth Opportunities 3.8 16.1 3.9 5.3 4.7 4.2 18.1 3% 4% 5% 5% 4% 4% 4% -5% 5% 0 5 10 15 20 4Q21 2021 1Q22 2Q22 3Q22 4Q22 2022 27% Renewal rate 140+ Launched products 4% of net revenues invested in R&D

7 Guidance Preliminary Results 1Q23 2023 Guidance ~+ 10% Net Revenues constant currency $90M - $100M Adjusted EBITDA constant currency We believe momentum will expand as we benefit significantly from the investments in capabilities, products and geographies, combined with our cost reduction plans 1Q23 1Q22 Net Revenues $82M - $85M $86M FX Impact on Net Revenues $7M -$ Constant Net Revenues $89M - $92M - Adjusted EBITDA $9.0M - $9.3M $9M Constant Adj. EBITDA $9.9M - $10.2M - US$ million

8 ESG During 2022, we advanced on our baseline , and we expect to move forward to the second phase this year Social Environmental In 2022 , we announced our plan to develop our carbon neutrality strategy . It comprises three main goals : - Baseline carbon footprint calculation - Identify greenhouse gas emissions mitigation opportunities - Develop a strategy to become carbon neutral • “Hilo Azul” initiative impacted over 2 , 800 patients and 25 + geographies • Continuous work for gender equality with the launch of a program to boost female leadership in different functional areas and countries

9 Net Revenue Performance by SBU Consistent constant currency growth across most business segments Growth was driven by: ▪ 4Q22 & 2022 affected by FX, and lower demand of Clinical Specialty portfolio ▪ Nextgel: increase in sales of existing products, portfolio expansion with key partners and R&D services ▪ Procaps Colombia: positive performance of Farma and VitalCare lines, offset by FX and Clinical Specialties ▪ CAN: growth from the roll out of new products and portfolio expansion in several therapeutic areas ▪ CASAND: growth from existing brands in key markets, and the rollout of new products ▪ Diabetrics: impacted by FX and overall market. Several measures are being taken to sustain margins going forward * On a constant currency basis 36.9 30.4 32.2 45.9 34.1 42.6 19.8 12.9 13 15.7 19 19.1 8.3 5.2 6.4 4Q21 4Q22 4Q22 CC* Nextgel Procaps Col CAN CASAND Diabetrics 120.8 125.1 130 155.3 142.3 161.8 50.9 55.5 55.6 54 66.3 66.9 28.7 20.7 23.5 2021 2022 2022 CC* Nextgel Procaps Col CAN CASAND Diabetrics US$ million 101.5 113.2 126.5 409.9 437.7 409.7

10 75.7 52.3 58.5 235.7 239.6 257 4Q21 4Q22 4Q22 CC* 2021 2022 2022 CC* 4Q22 & 2022 Gross Profit & Contribution Margin 53.8 30.4 33.8 152.7 146.6 157.3 43% 30% 30% 37% 36% 36% 0% 4Q21 4Q22 4Q22 CC* 2021 2022 2022 CC* US$ million Gross Profit US$ million Contribution Margin +9% - 23% Contribution Margin (%of Net Revenues) * On a constant currency basis

11 4Q22 & 2022 Operating Expenses & Adjusted EBITDA ▪ Increase of $11M in sales and marketing and $24M in G&A, mainly impacted by: ▪ Increase in legal and consulting fees related to M&A processes ▪ Rymco impairment ▪ Return of events and commercial efforts ▪ Brand marketing efforts ▪ Costs related to being a publicly listed company ▪ Structuring the company for future growth US$ million Total SG&A Expenses Total SG&A OPEX and Adjusted EBITDA 39.4 50 165.2 199.5 31% 49% 40% 49% 0% 4Q21 4Q22 2021 2022 41.8 10.6 11 99.7 70.1 75.3 4Q21 4Q22 4Q22 CC* 2021 2022 2022 CC* US$ million Adjusted EBITDA * On a constant currency basis

12 Balance Sheet & Indebtdeness ▪ Cash on hand impacted by CAPEX expansion, working capital increase and increased SG&A ▪ Inventories increased to offset supply crisis ▪ Debt reclassified to short - term to reflect breach of covenants, which was subsequently waived by lenders ▪ Shares held in escrow decreased in line with share price Balance Sheet Changes Indebtdeness US$ Million Short term 74.6 257.5 90% Long term 178.7 28.4 10% Gross debt 253.4 285.9 Cash and equivalents Net debt LTM Adj. EBITDA Net debt / Adj, EBITDA 2021 2022 72.1 43.0 181.3 242.9 99.7 70.1 1.8x 3.5x US$ Million 2021 2022 Cash and equivalents 72.1 43.0 Trade and other receivables 117.4 129.6 Inventories 79.4 96.8 Other current assets 29.1 28.0 Total current assets 298.1 297.4 Property, plants and equipments 112.8 113.0 Intangible assets 30.2 32.2 Other non-current assets 21.1 17.6 Total non-current assets 164.1 162.7 Total assets 462.1 460.2 Short term debt 74.6 257.5 Accounts payable 85.4 90.2 Other current liabilities 27.9 20.7 Total current liabilities 188.0 368.4 Long term debt 178.7 28.4 Warrant liability 23.1 10.9 Shares held in escrow 101.9 40.1 Other non-current liabilities 8.8 14.3 Total non-current liabilities 312.5 93.7 Total liabilities 500.5 462.1 Equity (38.3) (1.9)

13 Execution of value creation initiatives Revenues of +$20M from new products launches in 2023 Continued rollout of our existing portfolio in new countries, across every SBU Healthy demand for RX and OTC portfolio Partnership with local manufacturers in CASAND region to increase market penetration Capital allocation in business expected to have more cash generation Higher growth of CDMO services and products, focusing on highly regulated markets, with the launch of new products and the new gummy facility in US Inorganic growth through the increase of profits to regain our leverage capacity and continue with inorganic initiatives Closing Remarks

14 APPENDIX

15 R econciliation of Adjusted EBITDA (1) Listing expenses for the year ended December 31 , 2021 include listing expense of $ 73 . 9 million . (2) FX translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U . S . dollars into the functional currency of those subsidiaries as of December 31 , 2022 and 2021 . (3) Business transformation initiatives consist of non - recurring expenses related to the launch of a new patient program platform for Diabetrics ( Zutrics ) during the year ended December 31 , 2022 . (4) Transactions expenses for the year ended December 31 , 2022 primarily include : (i) consulting and legal fees and expenses incurred in connection with acquisitions and SPA termination in the amount of 12 . 3 million, (ii) incremental director and officer policy insurance costs in the amount of $ 1 . 0 million in connection with the Business Combination, (iii) tail policy insurance costs incurred of $ 0 . 5 million in connection with the Business Combination, and (iv) incremental audit fees of approximately $ 0 . 3 million incurred in connection with the Business Combination . (5) Other expenses include mainly a write off related to Rymco impairment charge of approximately $ 6 . 0 million for the year ended December 31 , 2022 , and COVID - 19 impact adjustments for the year ended December 31 , 2022 primarily include expenses incurred for safety precautions . 4Q22 4Q21 2022 2021 Net Income 10.4 27.6 42.5 (100.9) Financial expenses (19.4) (0.6) (37.9) 78.6 Income tax (0.9) 7.4 10.2 13.7 D&A 4.5 1.8 16.8 15.1 EBITDA (5.4) 36.1 31.6 6.6 Listing expense 1 - - - 73.9 FX translation adjustments 2 3.8 1.7 16.0 4.0 Business transformation 3 0.0 0.7 0.3 0.7 Transaction expenses 4 4.0 2.2 11.4 9.4 Other expenses 5 8.1 1.1 10.8 5.0 Adjusted EBITDA 10.6 41.8 70.1 99.7 Adjusted EBITDA margin 10.4% 33.1% 17.1% 24.3%

Reconciliation of Contribution Margin

Nextgel

US$ million	4Q21	2021	4Q22	2022
Net Revenues	36.926	120.826	30.4	125.064
COGS	(16.794)	(55.867)	(18.7)	(60.394)
Gross Profit	**20.132**	**64.959**	**11.687**	**64.670**
Gross margin %	*54.5%*	*53.8%*	*38.5%*	*52%*
Sales and marketing expenses	(3.816)	(13.528)	(2.909)	(12.227)
Contribution margin	**16.317**	**51.431**	**8.8**	**52.443**
Contribution margin %	*44.2%*	*42.6%*	*28.9%*	*42%*

Procaps Col

US$ million	4Q21	2021	4Q22	2022
Net Revenues	45.9	155.327	34.1	142.345
COGS	(11.893)	(66.291)	(19.961)	(68.841)
Gross Profit	**33.976**	**89.037**	**14.090**	**73.504**
Gross margin %	*74.1%*	*50.5%*	*41.4%*	*51.6%*
Sales and marketing expenses	(15.761)	(37.106)	(6.806)	(28.755)
Contribution margin	**18.215**	**51.931**	**7.3**	**44.750**
Contribution margin %	*39.7%*	*33.4%*	*21.4%*	*31.4%*

CAN

US$ million	4Q21	2021	4Q22	2022
Net Revenues	19.761	50.937	12.921	55.467
COGS	(3.705)	(13.217)	(4.162)	(19.647)
Gross Profit	**16.056**	**37.720**	**8.759**	**35.820**
Gross margin %	*81.3%*	*74.1%*	*67.8%*	*64.6%*
Sales and marketing expenses	(7.383)	(19.184)	(3.530)	(19.000)
Contribution margin	**8.673**	**18.536**	**5.2**	**16.820**
Contribution margin %	*43.9%*	*36.4%*	*40.5%*	*30.3%*

CASAND

US$ million	4Q21	2021	4Q22	2022
Net Revenues	15.673	53.956	19.0	66.330
COGS	(1.551)	(9.932)	(2.444)	(9.230)
Gross Profit	**14.122**	**44.024**	**16.511**	**57.099**
Gross margin %	*90.1%*	*81.6%*	*87.1%*	*86.1%*
Sales and marketing expenses	(5.5)	(21.532)	(6.9)	(27.6)
Contribution margin	**8.631**	**22.492**	**9.6**	**29.5**
Contribution margin %	*55.1%*	*41.7%*	*50.5%*	*44.4%*

Diabetrics

US$ million	4Q21	2021	4Q22	2022
Net Revenues	8.3	28.695	5.2	20.713
COGS	(2.9)	(14.702)	(4.0)	(12.239)
Gross Profit	**5.392**	**13.993**	**1.208**	**8.475**
Gross margin %	*64.9%*	*48.8%*	*23.4%*	*40.9%*
Sales and marketing expenses	(1.6)	(5.716)	(1.3)	(5.4)
Contribution margin	**3.805**	**8.277**	**(0.1)**	**3.1**
Contribution margin %	*45.8%*	*28.8%*	*-2.2%*	*14.9%*

Total

US$ million	4Q21	2021	4Q22	2022
Net Revenues	126.5	409.742	101.5	409.920
COGS	(36.9)	(160.009)	(49.2)	(170.351)
Gross Profit	**89.678**	**249.733**	**52.255**	**239.569**
Gross margin %	*70.9%*	*60.9%*	*51.5%*	*58.4%*
Sales and marketing expenses	(35.9)	**(97.1)**	(21.9)	(93.6)
Contribution margin	**53.8**	**152.7**	**30.4**	**146.0**
Contribution margin %	*42.5%*	*37.3%*	*29.9%*	*35.6%*

16

17 Use of Constant Currency As exchange rates are an important factor in understanding period - to - period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods . Constant currency information is non - IFRS financial information that compares results between periods as if exchange rates had remained constant period - over - period . We use results on a constant currency basis as one measure to evaluate our performance . We currently present net revenue and contribution margin on a constant currency basis . We calculate constant currency by calculating nine month - end period for the nine months ended September 30 , 2022 using prior - period (nine months ended September 30 , 2021 ) foreign currency exchange rates . The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP $ 3 , 697 . 10 per U . S . $ 1 . 00 and R $ 5 . 3317 per U . S . $ 1 . 00 , respectively, for the nine months ended September 30 , 2021 . We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange . These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS . Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS .

18 Thank you ir@procapsgroup.com Investor.procapsgroup.com NASDAQ: PROC